AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

811-07758
Branch R

March 7, 2006

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons:

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund
AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund

S:\srr\litigation\Boyce v IFG and AIM\Corr\L-030706SEC.doc
030706 (1) vtt

AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AIM Management Group Inc., A I M Investment Services, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), INVESCO Funds Group, Inc., and the following persons, a copy of **Reply Memorandum in Support of Motion to Dismiss** and **Independent Trustees' Supplemental Reply in Support of Motion to Dismiss** in *Richard T. Boyce v. A I M Management Group, Inc., et al.*

Robert H. Graham
Mark H. Williamson
Frank S. Bayley
Bruce L. Crockett
Albert R. Dowden
Edward K. Dunn, Jr.
Jack M. Fields
Carl Frischling
Prema Mathai-Davis
Lewis F. Pennock
Ruth H. Quigley
Louis S. Sklar
AIM Aggressive Growth Fund
AIM Asia Pacific Growth Fund
AIM Balanced Fund
AIM Basic Value Fund
AIM Blue Chip Fund
AIM Capital Development Fund
AIM Charter Fund
AIM Constellation Fund
AIM Dent Demographic Trends Fund
AIM Developing Markets Fund
AIM Diversified Dividend Fund
AIM Emerging Growth Fund
AIM European Growth Fund
AIM European Small Company Fund
AIM Floating Rate Fund
AIM Aggressive Growth Fund
AIM Global Equity Fund
AIM Global Growth Fund
AIM Global Healthcare Fund
AIM Global Value Fund
AIM High Income Municipal Fund
AIM High Yield Fund
AIM Income Fund
AIM Intermediate Government Fund
AIM International Emerging Growth Fund
AIM International Growth Fund
AIM Large Cap Basic Value Fund
AIM Large Cap Growth Fund
AIM Libra Fund
AIM Limited Maturity Treasury Fund
AIM Mid Cap Basic Value Fund
AIM Mid Cap Core Equity Fund
AIM Mid Cap Growth Fund
AIM Municipal Bond Fund
AIM Opportunities I Fund
AIM Opportunities II Fund
AIM Opportunities III Fund
AIM Premier Equity Fund
AIM Real Estate Fund
AIM Select Equity Fund
AIM Short Term Bond Fund
AIM Small Cap Equity Fund

AIM Small Cap Growth Fund
AIM Tax-Free Intermediate Fund
AIM Total Return Bond Fund
AIM Trimark Endeavor Fund
AIM Trimark Fund
AIM Trimark Small Companies Fund
AIM Weingarten Fund
INVESCO Advantage Health Sciences Fund
INVESCO Core Equity Fund
INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO Financial Services Fund
INVESCO Gold & Precious Metals Fund
INVESCO Health Sciences Fund
INVESCO International Core Equity Fund
INVESCO Leisure Fund
INVESCO Mid-Cap Growth Fund
INVESCO Multi-Sector Fund
INVESCO S&P 500 Index Fund
INVESCO Small Company Growth Fund
INVESCO Technology Fund
INVESCO Total Return Fund
INVESCO Utilities Fund

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM **BOYCE**, individually and on behalf of all others similarly situated,	:	Civil Action No. 04cv2587 (Consolidated)
Plaintiff,	:	Judge Keith P. Ellison
vs.	:	
A I M MANAGEMENT GROUP, INC., et al.,	:	
Defendants.	:	

<u>REPLY MEMORANDUM IN SUPPORT OF MOTION TO DISMISS</u>

POLLACK & KAMINSKY
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700

MAYER, BROWN, ROWE & MAW LLP
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634

GIBBS & BRUNS, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268

Attorneys for Defendants A I M Management Group Inc., INVESCO Funds Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., INVESCO Distributors, Inc., Robert H. Graham and Mark H. Williamson

- and -

NICKENS KEETON LAWLESS FARRELL & FLACK LLP
600 Travis, Suite 7500
Houston, Texas 77002
Tel. (713) 571-9191

Attorneys for Defendants Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis Pennock, Ruth H. Quigley, Louis Sklar, Fred Deering, Victor Andrews, Bob Baker, Lawrence Budner, James Bunch, Gerald Lewis, John McIntyre and Larry Soll

Table of Contents

Page

Table of Authorities .... ii-iv

Preliminary 1

Point I in Reply —

There are no "implied" rights of action under §§ 34(b), 36(a) or 48(a) 2

Point II in Reply —

The § 36(b) claim is derivative and, accordingly, must be dismissed since it is not brought on behalf of the Funds, as required by the statute 4

Point III in Reply —

All other claims in the Complaint are derivative as well and, accordingly, must be dismissed for failure to make demand 8

A. derivative nature of claims 8

B. demand requirement 12

Point IV in Reply —

The state law claims must be dismissed under principles of supplemental jurisdiction and, in any event, are preempted by SLUSA 15

Point V in Reply —

Plaintiffs lack standing to sue (a) on behalf of any Funds in which they do not own shares or (b) on behalf of any class of investors, since the claims are derivative, not direct 16

Conclusion 19

TABLE OF AUTHORITIES

CASES

Alexander v. Sandoval, 532 U.S. 275 (2001) 2

In re AllianceBernstein Mutual Fund Fee Litig., 2005 WL 2677753 (S.D.N.Y. Oct. 19, 2005) 1, 13, 14

In re American Mutual Funds Fee Litig., CV 04-5593-GAF slip op. (C.D.Cal. Dec. 16, 2005) 1, 2, 3, 5, 6, 13, 14, 15, 18

In re Columbia Entities Litig., 2005 U.S. Dist. LEXIS 33439 (D.Mass. Nov. 30, 2005) 1, 6, 13, 18, 19

Daily Income Fund v. Fox, 464 U.S. 523 (1984) 6

In re Davis Selected Mutual Funds Litig., 2005 WL 2509732 (S.D.N.Y. Oct. 11, 2005) 1, 7, 13, 19

Disher v. Citigroup Global Mkts, Inc., 419 F.3d 649 (7th Cir. 2005) 15

Douglas v. NCNB Texas State Bank, 979 F.2d 1128 (5th Cir. 1992) 17

In re Dreyfus Mutual Funds Fee Litig., 2005 U.S. Dist. LEXIS 29152 (W.D.Pa. September 30, 2005) 1, 6, 15

In re Eaton Vance Mutual Funds Fee Litig., 380 F. Supp. 2d 222 (S.D.N.Y. 2005) 1, 2, 7, 8, 11, 13, 16, 18

In re Eaton Vance Mutual Funds Fee Litig., 403 F. Supp. 2d 310 (S.D.N.Y. 2005) 1, 19

Forsythe v. Sun Life Fin., Inc., 2006 WL 148935 (D.Mass. Jan. 19., 2006) 1, 2, 3, 6, 10, 11, 13, 17, 18

In re Franklin Mutual Funds Fee Litig., 388 F. Supp. 2d 451 (D.N.J. 2005) 1, 5, 6, 10, 13, 16, 18

In re Franklin Mutual Funds Fee Litig., 2005 U.S. Dist. LEXIS 36429 (D.N.J. Dec. 28, 2005) 1, 5

In re Goldman Sachs Mutual Funds Fee Litig., 2006 WL 126772 (S.D.N.Y. Jan. 17, 2006) 1, 2, 3, 7, 8, 11, 12, 14

Gonzaga Univ. v. Doe, 536 U.S. 273 (2002) 2

Greenspun v. Lindley, 330 N.E.2d 79 (1975) 14

Greer Inv. Co. v. Booth, 62 F.2d 321 (10th Cir. 1932) 10

Herman v. Steadman, 50 F.R.D. 488 (S.D.N.Y. 1970) 18

Hogan v. Baker, 2005 WL 1949476 (N.D.Tex. Aug. 12, 2005) 11

Kamen v. Kemper Fin. Servs., 500 U.S. 90 (1991) 6

Kaufman Mut. Fund Actions, 479 F.2d 257 (1st Cir. 1973) 14

Lewis v. Knutson, 699 F.2d 230 (5th Cir. 1983) 18

In re Lord Abbett Mutual Funds Fee Litig., 2005 WL 3544312 (D.N.J. Dec. 28, 2005) 1, 6, 10, 16

Marsh v. First USA Bank, N.A., 103 F. Supp. 2d 909 (N.D.Tex. 2000) 17

Matte v. Sunshine Mobile Homes, Inc., 270 F. Supp. 2d 805 (W.D.La. 2003) 18

Nenni v. Dean Witter Reynolds, Inc., 1999 U.S. Dist. LEXIS 23351 (D.Mass. Sept. 29, 1999) 18

Newby v. Enron Corp., 338 F.3d 467 (5th Cir. 2003) 15

Olesh v. Dreyfus Corp., 1995 WL 500491 (E.D.N.Y. Aug. 8, 1995) 7, 13

Poppoola v. Mid-Individual Practice Assoc., Inc., 230 F.R.D. 424 (D.Md. 2005) 19

Schaffner v. Chemical Bank, 339 F. Supp. 329 (S.D.N.Y. 1972) 18

Stegall v. Ladner, 394 F. Supp. 2d 358 (D.Mass. 2005) 6, 11, 17

Strigliabotti v. Franklin Resources, Inc., 2005 U.S. Dist. LEXIS 9625 (N.D.Cal. Mar. 7, 2005) 6, 11

Strougo v. Bassini, 282 F.3d 162 (2d Cir. 2002) 11

Zucker v. A I M Advisors, Inc., 371 F. Supp. 2d 845 (S.D.Tex. 2005) 17-18

STATUTES

15 U.S.C. § 80a-35(b) .... *passim*

Del. Statutory Trusts Law, §§ 3801, 3809, 3816 .... 14, 15

Preliminary

In the past year, seven different federal judges who have presided over "directed brokerage" or "shelf-space" cases have dismissed the Complaints (including claims for "excessive fees") on motions to dismiss. The Second Consolidated Amended Complaint at bar is no different from those other Complaints and should suffer the same fate: dismissal. The list includes:

- Judge Koeltl in In re Eaton Vance Mutual Funds Fee Litig., 380 F.Supp.2d 222 (S.D.N.Y. 2005), and 403 F.Supp.2d 310 (Court adheres to its prior Order on motion for reconsideration);

- Judge Martini in In re Franklin Mutual Funds Fee Litig., 388 F.Supp.2d 451 (D.N.J. 2005), *reconsideration den.*, 2005 U.S. Dist. LEXIS 36429 (Dec. 28, 2005);

- Judge Cedarbaum in In re Davis Selected Mutual Funds Litig., 2005 WL 2509732 (S.D.N.Y. Oct. 11, 2005), *reconsideration den.*, slip op. (Nov. 16, 2005);

- Judge Keeton in In re Columbia Entities Litig., 2005 U.S. Dist. LEXIS 33439 (D.Mass. Nov. 30, 2005);

- Judge Martini in In re Lord Abbett Mutual Funds Fee Litig., 2005 WL 3544312 (D.N.J. Dec. 28, 2005);

- Judge Kram in In re AllianceBernstein Mutual Fund Fee Litig., 2005 WL 2677753 (S.D.N.Y. Oct. 19, 2005), *reconsideration granted* 2006 WL 74439 (Jan. 11, 2006) (Court dismisses plaintiffs' remaining claim on defendants' motion for reconsideration);

- Judge Feess in In re American Mutual Funds Fee Litig., CV 04-5593-GAF slip op. (C.D.Cal. Dec. 16, 2005);

- Judge Buchwald in In re Goldman Sachs Mutual Funds Fee Litig., 2006 WL 126772 (S.D.N.Y. Jan. 17, 2006).[1]

---

[1] Two other federal judges have allowed one claim (a § 36(b) claim) to stand, in part: Judge O'Toole in Forsythe v. Sun Life Fin., Inc., 2006 WL 148935 at *4 (D.Mass. Jan. 19, 2006) and Judge Lancaster in In re Dreyfus Mutual Funds Fee Litig., 2005 U.S. Dist. LEXIS 29152 at *47 (W.D.Pa. September 30, 2005). We believe that those two judges erred.

Point I in Reply — There are no "implied" rights of action under §§ 34(b), 36(a) or 48(a)

In arguing for "implied" rights of action under §§ 34(b), 36(a) and 48(a) of the Investment Company Act, Plaintiffs are mired in the past. Supreme Court jurisprudence and recent case law have firmly ruled out such "implied" rights of action under the Investment Company Act.

We rest on our main brief, pp. 3-6, and the subsequent unbroken chain of recent federal cases denying any such "implied" rights: American, slip op. at pp. 3-4; Goldman Sachs, 2006 WL 126772 at *5; and Forsythe, 2006 WL 148935 at **2-4. We make the following few additional observations about Plaintiffs' Opposition:

1. Plaintiffs acknowledge that Sandoval and Gonzaga govern the issue of whether there is an implied right of action under §§ 34(b), 36(a) and 48(a) (Opposition, p.33). However, they misstate the test of those two cases. The text of a statute must do more than merely "identify the persons protected by the statute" (Opposition, p.33). Rather, for there to be an implied right of action, the text of the statute must state that a specifically identified person or group of persons is to be benefited and also to have a right and remedy under the statute — no such language of a right and remedy is to be found in these sections. See Alexander v. Sandoval, 532 U.S. 275, 286-89 (2001); Gonzaga Univ. v. Doe, 536 U.S. 273, 283-86 (2002).

2. Plaintiffs' reliance on Jackson v. Birmingham Bd. of Ed. (Opposition, p.37) is misplaced. As numerous courts have recognized, the Supreme Court's decision in Jackson v. Birmingham does not undermine or alter Sandoval or Gonzaga. Judge Koeltl of the Southern District of New York held in Eaton Vance:

> *Jackson* was considered at argument, and was not discussed in the Court's previous opinion because it is inapplicable ... *Jackson* did not alter the Supreme Court's emphasis on statutory text in

> determining whether Congress intended to create a private right of action and did not question the analytical framework adopted in *Sandoval*.

403 F.Supp.2d at 313. See also: Goldman Sachs, 2006 WL 126772 at *5 ("There [in *Jackson*], the Court explicitly stated that its decision was '[i]n step with *Sandoval*' and looked to the text of the statute in its analysis."); American, slip op. at p.4 ("No federal court since *Sandoval*, including cases after *Jackson* … has found an implied private right of action under the ICA."); Forsythe, 2006 WL 148935 at *3 n.10 ("The plaintiffs misread *Jackson*; it does not narrow *Sandoval* … The plaintiffs' argument that *Jackson* somehow nullifies the broad change that *Sandoval* wrought in the approach to finding implied private rights of action is wrong.").

3. Plaintiffs' reliance on Strougo v. Bassini (Opposition, p.35), a remnant of the "ancien regime," is also misplaced. As Judge Buchwald of the Southern District of New York in Goldman Sachs (*5 n.10) properly recognized (addressing this precise argument): "Nor are we persuaded to reach a different conclusion by the other cases cited by plaintiffs, which pre-dated *Olmsted* and merely assumed that a private right of action existed under Section 36(a)."

* * *

If there is no "implied" right of action under these sections of the Act, that disposes not only of Point VI (Opposition, pp. 33-37) in Plaintiffs' Opposition, but also of Point III (as to §§ 34(b), 36(a) and 48(a), Opposition, pp. 14-23), which the Court need not reach.

Point II in Reply — The § 36(b) claim is derivative and, accordingly, must be dismissed since it is not brought on behalf of the Funds, as required by the statute

No Court has ever certified a class in a § 36(b) case. The reason is simple: § 36(b) deals with fees paid by a Fund and the recovery, if any, goes to the Fund. In short, a § 36(b) claim is derivative, period.

The plain language of § 36(b) expressly authorizes a private action only "on behalf of" the investment company (*i.e.* the Fund) in which plaintiff is a security holder:

> An action may be brought under this subsection by the [Securities and Exchange] Commission, or by a security holder of such registered investment company on behalf of such company.... (emphasis supplied)

The statute does not authorize an action on behalf of Plaintiffs themselves or on behalf of other investors. Thus, a purported class claim such as Plaintiffs' "on behalf of holders of AIM and INVESCO mutual funds" (Opposition, p.1) does not state a legally cognizable claim under § 36(b) and must be dismissed.

As Judge Martini of the United States District Court for the District of New Jersey recently (Sept. 22, 2005) wrote (quoted in our main brief at p.15 and repeated here):

> [T]he Court concludes that shareholders do not have a primary or direct right of action under § 36(b) of the ICA. ... In *Daily Income Fund, Inc.* v. *Fox*, 464 U.S. 523 (1984), the Supreme Court addressed the "on behalf of" language, stating unequivocally that § 36(b) confers only a derivative right....
>
> To the extent that *Fox* distinguished a derivative claim under § 36(b) from a typical derivative claim, the Court did so to explain why Fed.R.Civ.P. 23.1 is inapplicable to § 36(b) actions. Thus, given the plain language of § 36(b) and the Supreme Court's elucidation of that provision in *Fox*, only derivative claims may be maintained under § 36(b). (emphasis supplied)

Franklin, 388 F.Supp.2d 468. See also: Judge Martini's Opinion denying reconsideration, 2005 U.S. Dist. LEXIS 36429 at **4-5:

> § 36(b) did not obliterate distinctions between rights of shareholders and mutual funds. It did not commingle their interests, making them indiscernible from one another. Rather, it clearly keeps their rights separate and distinct. Indeed, it is their maintained distinction that restricts § 36(b)'s reach. Shareholders have the right to bring suit under § 36(b), not mutual funds. Shareholders can only bring claims "on behalf of" the funds, *i.e.*, assert derivative claims, not direct claims. And, any recovery goes to the mutual funds, not the shareholders. Accordingly, plaintiffs' "obliteration" argument is without merit....

The same analysis was also made recently (Dec. 16, 2005) by Judge Feess of the United States District Court for the Central District of California in American, slip op. at p.4:

> Under Section 36(b), "[a]n action may be brought ... by the Commission, or by a security holder of such registered investment company ***on behalf of such company***." 15 U.S.C. § 80a-35(b) (emphasis added). The Supreme Court has held that demand is not required under Section 36(b), but claims under Section 36(b) are still *derivative* claims. *Daily Income Fund, Inc.* v. *Fox*, 464 U.S. 523, 534-35 & n.11 (1984); *Olmsted*, 283 F.3d at 433; *see Strougo* v. *Bassini*, 282 F.3d 162 (2d Cir. 2002); *Lapidus* v. *Hecht*, 232 F.3d 679, 682 (9th Cir. 2000); *Tooley* v. *Donaldson, Lufkin & Jenrette, Inc.*, 845 A.2d 1031, 1039 (Del. 2004).
>
> The source of confusion on the nature of Section 36(b) is one sentence in *Kamen* v. *Kemper Fin. Servs., Inc.*, 500 U.S. 90, 108-09 (1991). In *Kamen*, the Court called a Section 36(b) claim "direct." However, the Court added *in the very next sentence* that "it can hardly be maintained that a shareholder's exercise of his state-created prerogative to initiate ***a derivative suit without the consent of the directors*** frustrates the broader policy objectives of the ICA." Id. at 108 (emphasis added). The Court's reference to Section 36(b) claims as "direct" was not meant to undo *Daily Income Fund* or the text of the statute. In fact, "the statement [in *Kamen*] appears to state no more than the incontestable proposition that a shareholder may bring a derivative claim under § 36(b) directly, meaning without making a precomplaint demand pursuant to Rule 23.1." *Franklin*, 388 F.Supp.2d at 468 n.12. Accordingly, claims under Section 36(b) must be brought derivatively. ... In addition, the Court concludes that Count III should be DISMISSED WITH

PREJUDICE as to conduct before July 15, 2003 because of the explicit one-year statute of limitations in Section 36(b).

We rest on our main brief, pp. 14-16, and make the following few additional observations about Plaintiffs' Opposition:

1. The language in Daily Income Fund v. Fox, 464 U.S. 523 (1984), relied on by Plaintiffs (Opposition, p.4) does not deal with the issue of whether § 36(b) authorizes a claim on behalf of themselves or on behalf of other investors. Rather, it relates to the pre-litigation demand requirement of Rule 23.1. It has no bearing on the meaning of the phrase "on behalf of such company" in § 36(b). See: Franklin, 388 F.Supp.2d at 468; Lord Abbett, 2005 WL 3544312 at *15; American, slip op. at p.4.

2. As to Kamen v. Kemper Fin. Servs. Inc., 500 U.S. 90 (1991), Plaintiffs mistakenly assert that it "held" that a § 36(b) claim is direct rather than derivative. Kamen contained no such holding. The statement on which Plaintiffs rely about the nature of a § 36(b) claim appears in one sentence only and, in any event, is pure dictum since the issue of direct-derivative was not litigated in the case. Properly construed, Kamen supports Defendants' position that § 36(b) authorizes claims only on behalf of Funds, not investor claims on behalf of themselves or other investors. Plaintiffs offer no rejoinder to the explanation in Franklin (388 F.Supp.2d at 468 n.12) that the statement about § 36(b) in Kamen meant only that the § 36(b) claim could be brought "directly" by an investor without a pre-complaint demand to the Board of Directors. See also: American, slip op. at p.4.[2]

[2] Plaintiffs' other authorities (Opposition, p.5) are unavailing. In Dreyfus, whether a § 36(b) claim is derivative had not been briefed or argued by the parties. It is only now at issue on a pending motion, filed on October 18, 2005, under Rule 12(c), F.R.Civ.P. Forsythe (at **8, 13-14) supports Defendants, not Plaintiffs. The Court in Forsythe explicitly stated that "a security holder of a registered investment company (such as the MFS Funds here) may bring an action **'on behalf of such company'** against an investment adviser of that investment company..." (emphasis supplied). The § 36(b) claim in Strigliabotti was brought as a derivative claim and, thus, the issue of direct-derivative was not raised by defendants. The Court in Stegall did not reach the issue — "[i]n the final analysis, because plaintiff fails to state a cause of action under § 36(b), it is immaterial whether he may bring the claim

3. Defendants also challenge the legal sufficiency of Plaintiffs' § 36(b) claim for the same reason that this Court rejected the Complaint in Berdat (now Hunt) in August 2005: *i.e.* facts must be pleaded as to each Fund which, if proved, would show excessive fees charged to that particular Fund. Stated another way: "Each tub on its own bottom" (see our main brief, pp. 15-16). In addition, several federal district courts in "shelf space" cases have expressly rejected the legal sufficiency of Plaintiffs' § 36(b) allegations. Goldman Sachs, 2006 WL 126772 at **8-10 ("In the end, plaintiffs' failure to allege facts that suggest anything about the relationship between the advisory fees and the services rendered is fatal to their claim ... Mere assertions that fees increased with the size of the Funds are not enough to establish that the benefits from economies of scale were not passed on to investors"); Eaton Vance, 380 F.Supp.2d at 237-38. See also: Davis, 2005 WL 2509732 at *3 ("allegations of 'improper 12b-1 fees, soft dollar payments, and commissions to brokers are insufficient to allege a claim under § 36(b)..."); Olesh v. Dreyfus Corp., 1995 WL 500491 at *17 (E.D.N.Y. Aug. 8, 1995) ("the injury to a fund must be examined individually – to aggregate the increase imposed on the 130 separate funds is to bury the issue of whether 'bona fide' fees are involved"). If, contrary to all precedent, the Court determines to allow the § 36(b) claim to stand, the Defendants expressly request the opportunity to fully brief our challenge to the legal insufficiency of that claim.

4. Finally, if the Court finds that the § 36(b) claim is derivative (as it should), Plaintiffs should not be permitted "to [still] go forward on their current Complaint" (Opposition, p.5, n.7) which is brought as a class action. The Plaintiffs have long been aware of Defendants' argument which was briefed on the initial Motion to Dismiss the Consolidated Amended

directly." 394 F.Supp.2d at 373. Finally, Columbia misinterprets Daily Income and the explicit language of § 36(b) when it states "Section 36(b) ... provided for a direct action to be brought by a shareholder, rather than for a derivative action to be brought on behalf of the corporation" (Opposition, p.5 n.8). In any event, the Court in Columbia dismissed the § 36(b) claim as legally insufficient.

Complaint. Plaintiffs responded to that motion with the Second Consolidated Amended Complaint, and chose not to cure this defect. See Eaton Vance, 403 F.Supp.2d at 320 ("this is not a case where justice requires that the plaintiffs be afforded yet another opportunity to file an amended complaint").

* * *

If the § 36(b) claim is derivative, not direct (as we argue), this disposes not only of Point I (Opposition, pp. 3-6) in Plaintiffs' Opposition but also of Point II (Opposition, pp. 6-14), which the Court need not reach.[3]

Point III in Reply — All other claims in the Complaint are derivative as well and, accordingly, must be dismissed for failure to make demand

A. derivative nature of claims

We rest on our main brief, pp. 6-14, and make the following few additional observations about Plaintiffs' Opposition.

1. District Courts have addressed and rejected Plaintiffs' argument that the "unique structure" of mutual funds (especially those organized as Delaware statutory trusts) somehow renders Plaintiffs' claims direct rather than derivative. Thus, in Goldman Sachs, the Court held:

> Applying Delaware law, we find that Counts One, Two, Six, Seven, and Eight should have been brought as derivative claims. (footnote omitted) These claims essentially allege that defendants failed to disclose information to investors and mismanaged the Funds in part by using fees and assets to make improper payments. In short, these are claims of mismanagement of assets by defendants which fail to allege any injury independent of the alleged injury to the Funds.

[3] In addition, the § 36(b) claim should be dismissed as against Messrs. Graham and Williamson on the grounds that they are not "recipients" of the contested fees. See § 36(b)(3); Independent Trustees' Supplemental Memoranda in Support of Motion to Dismiss.

Plaintiffs argue that they have successfully alleged a direct injury in this case which entitles them to bring a direct action. Specifically, plaintiffs argue that whereas with traditional corporations an increase in corporate expenses would not necessarily impact the market price for shares, any increase in a mutual fund's fees and expenses automatically affects the price at which a shareholder can legally sell his shares. In short, plaintiffs argue that any increased fees and expenses are borne directly by shareholders of the Funds because of their ownership of Fund assets.

* * *

... [A] pro rata bearing of expenses by individual shareholders seems to fall within the very essence of an injury which is not independent from that suffered by the corporation. *See Triarc*, 791 A.2d at 878; *Hogan* v. *Baker*, No. Civ. A. 305CV0073P, 2005 WL 1949476, at *4 (N.D.Tex. Aug. 12, 2005) (rejecting *Strigliabotti* and holding claim was derivative under Delaware law where plaintiffs were injured "indirectly as a result of their investment in the Funds"). Indeed, "if the only injury to an investor is the indirect harm which consists of the diminution in the value of his or her shares, the suit must be derivative." *Hogan*, 200 WL 1949476 at *4 (citations omitted).

Thus, even if we accept plaintiffs' arguments regarding the costs to shareholders, such an injury was not independent of any injury suffered by the Funds. Rather, the alleged injury to plaintiffs occurred only secondarily and "as a function of and in proportion to their pro rata investment" in the Funds. *In re Triarc Cos.*, 791 A.2d at 878 (citation omitted). (footnote omitted)

Plaintiffs make the additional argument that the Funds actually benefited from the conduct at issue due to an increase in aggregate net asset value. Therefore, they argue, it would be impossible to make a derivative claim under these circumstances, and a direct claim would be consistent with the standard articulated in *Tooley*. However, regardless of whether or not plaintiff's assertion that the Funds benefited in some way were true, ultimately, the injury alleged – the bearing of improper costs – is one borne by the corporation. Thus, plaintiffs still would be unable to allege an independent injury. (footnote omitted)

Finally, plaintiffs argue that they may bring a direct action here because they seek to vindicate duties owed to them directly. Even if this were the case, a direct action would not be appropriate because plaintiffs cannot allege any injury independent from that suffered by the Funds. *See Syncor*, 857 A.2d at 997 ("The stockholder must demonstrate that the duty breached was owed to the stockholder and that he or she can prevail without showing an injury to the corporation." (emphasis added)). As the Supreme Court of Delaware has made clear, the analysis of whether a claim should be brought derivatively or directly turns *solely* on who suffered the harm alleged and who would receive the benefit of a recovery. *See Tooley*, 845 A.2d at 1033. (footnote omitted) Therefore, defendants' motion to dismiss Counts Six, Seven and Eight is granted. In addition, the preceding discussion provides additional grounds for dismissal of Counts One and Two.

2006 WL 126772 at *6-7 (Delaware law). See also Franklin, 388 F.Supp.2d at 462-64; Lord Abbett, 2005 WL 3544312 at **8-9; Forsythe, 2006 WL 148935 at **7, 8.

At bar, Plaintiffs' own description of their injuries shows that their claims are derivative: they acknowledge that any injury to them was not independent of any injury suffered by the Funds. Indeed, they effectively concede this point (Opposition, pp. 16-17):

> The value of an investor's mutual fund is determined by subtracting a fund's liabilities from its assets to arrive at the fund's NAV. Id. Here, the excessive fees about which Plaintiffs complain immediately reduced the Funds' NAV's, decreasing the amount by which each shareholder is entitled to redeem his or her shares. This has a direct impact on shareholders. See ¶¶ 181-85 [of Complaint].

2. Plaintiffs' case law also provides no support for their argument that they have direct claims.[4]

---

[4] Plaintiffs' reliance on Scott's The Law of Trusts and Restatement (2d) on Trusts is misplaced. Each treatise states explicitly that it does not consider the law governing business trusts such as those involved here. Thus, Scott states:

> [T]he rules governing the use of the trust as a substitute for incorporation, the so-called business trust or Massachusetts trust, are highly specialized, and are left to be discussed with other business organizations. In this treatise also is omitted consideration of these specialized types of trusts, to which many of the principles governing ordinary trusts are not applicable. [Instead, the treatise] will deal with the ordinary uses of the trust ... whether the trust is created by will or inter vivos.

See also: Restatement (2d) of Trusts, § 1, Com. b (1959-2005) (the law of "a trust as a device for carrying on business is not within the scope of the Restatement ..."). No court in Delaware or elsewhere has cited those treatises for Plaintiffs' theory that shareholders of mutual funds suffered an injury directly. Moreover, the authority (over seventy-five years old) cited by Plaintiffs from Scott's treatise, Booth v. Greer Invest. Co., allowed plaintiffs to bring an action on behalf of the trust only because the Court first decided that a demand on the board of trustees

(a) Strigliabotti v. Franklin Resources, Inc., 2005 U.S. Dist. LEXIS 9625 at *8 (N.D.Cal. Mar. 7, 2005), Plaintiffs' principal authority, has been rejected, explicitly, by five District Courts in less than one year on this very point.[5] As the Court in Forsythe, 2006 WL 148935 at *7, recently stated, "[t]he approach taken in [Strigliabotti] ignores the fact that the injuries claimed by the plaintiffs here would be suffered only by reason of a precedent wrong to the ... Funds." No court has adopted the ruling or reasoning of Strigliabotti.

(b) Eaton Vance Mutual Funds Fee Litig., 380 F.Supp.2d 235, is distinguishable on the issue of § 34(b). First, the Court applied Maryland law, rather than Delaware law, which governs here. Second, the Court noted that the alleged wrongdoing induced plaintiffs to purchase shares in the Funds (at p.235 n.5):

> Count One alleges an injury directly to the investors who, based on the alleged misrepresentations and omissions, continued to invest in the Eaton Vance Funds and were thereby injured. (emphasis supplied)

Here, Plaintiffs make no allegations whatsoever about continuing to invest in any Fund.

(c) Strougo v. Bassini, 282 F.3d 162 (2d Cir. 2002), to the extent that Maryland law has any relevance at all, Strougo supports the conclusion that Plaintiffs' claims to recover the contested fees are derivative. The Second Circuit there expressly held that a claim for the recovery of fees paid by Funds was derivative, stating (at 174):

> Underwriter fees [*i.e.* Rule 12b-1] fees, advisory fees ... decrease share price primarily because they deplete the corporation's assets, precisely the type of injury to the corporation that can be

would have been futile. Contrary to Plaintiffs' suggestion, it did not hold that the direct injury was to the shareholders. See Greer Inv. Co. v. Booth, 62 F.2d 321 (10th Cir. 1932).

[5] See Hogan v. Baker, 2005 WL 1949476 at *4 (N.D.Tex. Aug. 12, 2005); Goldman Sachs, 2006 WL 126772 at *6; Eaton Vance, 403 F.Supp.2d at 315; Stegall v. Ladner, 394 F.Supp.2d 358, 365 (D.Mass. 2005); Forsythe, 2006 WL 148935 at *7.

> redressed under Maryland law only through a suit brought on behalf of the corporation (citation omitted).[6]

B. demand requirement

1. Plaintiffs fail to address the numerous Opinions in which Courts have rejected the same purported excuses for avoiding the demand rule.

The Court in Goldman Sachs held that the same purported excuses proffered by Plaintiffs here did not excuse the demand requirement, stating (at **10-12):

> 1. Disinterested
>
> .... Under Delaware law, trustees who are not "interested" under the ICA "shall be deemed independent and disinterested for all purposes." See Del. Code Ann. Tit. 12, § 3801(h) (2005)....
>
> Plaintiff's allegations are insufficient to excuse the demand requirement. An allegation that the Trustees were motivated by a desire to retain their positions does not establish that the Trustees were interested. *See RCM Sec. Fund, Inc.* v. *Stanton*, 928 F.2d 1318, 1330 (2d Cir.1991). Similarly, allegations that the Trustee/ Officer defendants themselves committed the wrongdoing are insufficient. *See Citron* v. *Daniell*, 796 F.Supp. 649, 652 (D.Conn. 1992) ("Allegations that the directors engaged in the conduct at issue in order to retain their positions is likewise insufficient to establish futility."). Nor is it enough to argue that the Trustees are disinclined to sue themselves. *See Aronson*, 473 A.2d at 818 (dismissing a similar "bootstrap argument" and noting that accepting such an assertion would "effectively abrogate Rule 23.1"). Furthermore, mere allegations of substantial compensation are insufficient. *See Jacobs* v. *Yang*, No. Civ. A. 206-N, 2004 WL 1728521, at *4 (Del.Ch. Aug. 2, 2004); *see also Fink* v. *Komansky*, No. 03 CV 0388 (GBD), 2004 WL 2813166, at *7 (S.D.N.Y. Dec, 8. 2004).
>
> 2. Independent
>
> In order to raise a reasonable doubt regarding director independence, plaintiffs must allege facts which demonstrate that

[6] Moreover, the direct claim permitted in Strougo (see Opposition, p.17) dealt with purchases of Fund shares which the plaintiffs were allegedly coerced to make ("[t]he plaintiff asserts that this sort of rights offering is coercive because it penalizes shareholders who do not participate ... This put pressure on every shareholder to 'pony up' and purchase more shares...." (p.166)). Thus, that injury, in Strougo, was targeted at and suffered by the shareholders in their individual capacity. There is no such allegation at bar.

"the directors are beholden to the controlling person." *Aronson*, 473 A.2d at 815-16. Plaintiffs allege that each of the Trustee/Officer defendants was appointed by the Investment Adviser defendants and is "controlled by and beholden to the Investment Adviser [d]efendants for his or her positions and substantial compensation." SAC at ¶ 149. In lieu of any factual support for these assertions, plaintiffs state only conclusory allegations and therefore fail to raise a reasonable doubt that a majority of the directors were independent. Therefore, plaintiffs fail to satisfy the first prong of the *Aronson* test.[7]

B. Valid Exercise of Business Judgment

Plaintiffs have also failed to raise a reasonable doubt that the Board's actions were the product of a valid exercise of business judgment. Plaintiffs do not allege any facts which would overcome the presumption that the Board is entitled to the protections of the business judgment rule. (citations omitted) (emphasis supplied).

See also: American, slip op. at pp. 6-7 (Delaware law); Eaton Vance, 380 F.Supp.2d at 239-40; Davis, 2005 WL 2509732 at **3-4; AllianceBernstein, 2005 WL 2677753 at **7-9; Franklin, 388 F.Supp.2d at 469-71; Forsythe, 2006 WL 148935 at **4-7.

Those decisions on Delaware law demonstrate why Plaintiffs' claims should be dismissed for failure to comply with the demand rule. The one "shelf-space" case which Plaintiffs cite, Columbia, 2005 U.S. Dist. LEXIS 33439, involves Oregon law, and is at odds with the governing Delaware law.

2. Plaintiffs also fail to point to any act by any independent trustee which would bar him or her from requiring compliance with the demand rule. They also do not address any of the Opinions cited by Defendants in support of this Motion. Instead, they repeat general conclusory allegations (Complaint, para. 203) which elsewhere have been found inadequate to excuse

[7] Here, of course, the independent trustees are not dependent on the corporate defendants for their positions and compensation. The independent trustees set their own compensation and Fund shareholders have the power to retain or terminate them. That clearly distinguishes this action from Rales, PlyGem and Trump cited by Plaintiffs where the directors were not only insiders, but also dependent on alleged wrongdoers for continuing in their million-dollar posts.

demand. The few Delaware cases they cite are distinguishable. For example, the directors in Olesh v. Dreyfus Corp. would necessarily have lost their positions if the plaintiffs' lawsuit over a corporate merger was successful. That fate does not await the trustees here even if Plaintiffs prevail. Likewise, the directors in In re Oxford Health had shown their partisanship for the alleged wrongdoer by awarding him a substantial retirement package after learning of his wrongdoing. See Goldman Sachs, 2006 WL 126772 at *11 ("The holding in *Oxford Health* ... a non-mutual fund case ... is not inconsistent with these findings"). No such affirmative partisan conduct is attributed to any of the independent trustees here.

3. Finally, the fact that Plaintiffs were investors in Funds organized under Delaware Statutory Trusts Law, 12 Del. Code § 3801 et seq., does not alter this analysis. See, e.g. Goldman Sachs, supra; American, supra. Indeed, § 3801(a) of that statute defines a "statutory trust" to include "a business trust" or "Massachusetts trust." Derivative claims involving such trusts have long been subject to the same demand rule governing business corporations. See, e.g. Kaufman Mut. Fund Actions, 479 F.2d 257, 264 (1st Cir. 1973); AllianceBernstein, 2005 WL 2677753 at **7-8; Greenspun v. Lindley, 330 N.E.2d 79, 81 (1975).

Plaintiffs' reliance on § 3809 of Delaware Statutory Trusts Law is misplaced (Opposition, p.22). Section 3809 expressly provides that its general terms are trumped if the trust's governing instrument or another section of Delaware Statutory Trusts Law provides to the contrary, which is the case here:

> Except to the extent otherwise provided in the governing instrument of a statutory trust or in this subchapter, the laws of this State pertaining to trusts are hereby made applicable to statutory trusts. (emphasis supplied)

Here, given the derivative nature of the alleged injuries, § 3816 of the Delaware Statutory Trusts Law requires a Plaintiff to make a demand on his or her Fund's board of trustees. Accordingly, under Delaware law, there is no basis for allowing Plaintiffs to bring claims on behalf of a Fund without complying with the demand rule.

Furthermore, each Fund's Declaration of Trust (Art. III, § 3.1; Art. IV, § 4.1) gives the trustees "exclusive and absolute control" over the trusts' property and management stating:

> The trustees shall have exclusive and absolute control over the Trust Property and the business of the Trust to the same extent as if the Trustees were the sole owners of the Trust Property and business in their own right,..."

and that:

> [T]he Trustees in all instances shall act as principals, and are and shall be free from the control of the Shareholders.

* * *

This disposes of Points III (pp. 14-23) and VIII (pp. 38-40) of Plaintiffs' Opposition.

Point IV in Reply — The state law claims must be dismissed under principles of supplemental jurisdiction and, in any event, are preempted by SLUSA

If all federal claims (§§ 34(b), 36(a), 48(a) and 36(b) of the Investment Company Act and § 215 of the Investment Advisers Act) fall, as they must under the analyses above, this Court should not entertain state law claims under well-accepted principles of supplemental jurisdiction.

Furthermore, and in any event, all state law claims in this case are expressly preempted by SLUSA: this is the very type of wrongdoing Congress had in mind when it enacted SLUSA to prevent state-law based class action claims for wrongdoing governed by federal law. Newby v. Enron Corp., 338 F.3d 467, 472 (5th Cir. 2003) ("[I]n enacting SLUSA Congress sought to curb all efforts to circumvent the reforms put into place by PLSRA"). The Plaintiffs' "holder" argument has been raised in and rejected by numerous Courts on the ground that SLUSA does not require that a plaintiff make the purchase or sale. Disher v. Citigroup Global Mkts. Inc., 419 F.3d 649, 655 (7th Cir. 2005); Dreyfus, 2005 U.S. Dist. LEXIS 29152 at **40-46; American, at pp. 8-9; Franklin, 388 F.Supp.2d at 472-73; Lord Abbett, 2005 WL 3544312 at **9-11; Eaton Vance, 380 F.Supp.2d at 241-42. The SEC has likewise rejected Plaintiffs' "holder" argument in its amicus curiae brief (pp. 14 etc.) in the Dabit v. Merrill Lynch (see Opposition, p.31, n.45) action pending before the Supreme Court. Finally, Plaintiffs' cases, Tittle and Gutierrez, did not consider the views of the SEC or these more recent court rulings.

We otherwise rest on our main brief (pp. 16-18).

* * *

This disposes of Point V (pp. 30-33) in Plaintiffs' Opposition.

Point V in Reply —Plaintiffs lack standing to sue (a) on behalf of any Funds in which they do not own shares or (b) on behalf of any class of investors, since the claims are derivative, not direct

If (but only if) any claims in this action survive the foregoing arguments (which they should not), this Court should then determine that Plaintiffs lack the standing to assert any claims on behalf of Funds they do not own or on behalf of other investors in any of those Funds. In In re Eaton Vance Corp. Sec. Litig., 219 F.R.D. 38, 40 (D.Mass. 2003), the Court, at the outset of the litigation, dismissed the claims asserted on behalf of investors in mutual funds other than those mutual funds in which the named plaintiffs had invested, stating:

> Before delving into the law regarding class certification, it is necessary to address a challenge made by the defendants to this Court's jurisdiction.

We rest on our main brief, pp. 18-20, and make the following few additional observations about Plaintiffs' Opposition.

1. Standing to sue[8] is lacking for all Funds in which Plaintiffs are not shareholders. Plaintiffs have not cited one case holding that a plaintiff has standing to assert a claim on behalf of any Fund in which the plaintiff did not have a financial interest. The fact that one Fund may share expenses with another Fund does not give a shareholder in the former Fund a financial stake in the latter Fund (e.g. he does not share (even derivatively) in any recovery by the latter). As Judge Werlein stated in Zucker v. A I M Advisors, Inc.:

> "one who does not own shares in a corporation is not qualified to bring a derivative action" in its behalf. Kauffman v. Dreyfus Fund, Inc., 434 F.2d 727, 735 (3d Cir. 1970), *cert. denied,* 91 S.Ct. 1190 (1971). This ownership requirement is necessary because "[s]tanding to bring a derivative action in behalf of a corporation is justified only by the proprietary interest created by the shareholder relationship and the possible indirect benefits the nominal plaintiff may acquire *qua* stockholder of the corporation which is the real party in interest." Lewis v. Knutson, 699 F.2d 230, 238 (5th Cir. 1983) (quoting Kauffman, 434 F.2d at 735-36); Prudential-Bache Secs., Inc. v. Matthews, 627 F.Supp. 622, 624 (S.D. Tex. 1986) (Bue, J.).
>
> Plaintiff ... argues that he has standing to bring state law claims on behalf of the Limited Fund, because it is similarly situated to the Fund in which he does own shares. ... This is virtually the same argument that was rejected by the Third Circuit in Kauffman, 434 F.2d at 735-37. ... Although Plaintiff states that AIM Small Cap Growth Fund and the Limited Fund share the same investment advisor, board of trustees, and marketing and distribution agent, Plaintiff neither alleges nor presents any evidence that he has a proprietary interest in the Limited Fund. ... Accordingly, Plaintiff has not demonstrated that he satisfies the requirements of Rule 23.1, and his state law claims on behalf of the Limited Fund must therefore be dismissed.

[8] This is true for both Article III standing and statutory standing. For example, § 36(b) allows an action by a shareholder on behalf of only the particular Fund in which he is a shareholder. See, e.g. Forsythe, 2006 WL 148935 at **12-13, Stegall, 394 F.Supp.2d at 362-63; 15 U.S.C. § 35(b). Allowing a plaintiff to assert a § 36(b) claim on behalf of Funds in which he is not a shareholder or the investors in those Funds would violate the Rules Enabling Act's prohibition of applying Federal Rules of Civil Procedure to "enlarge or modify any substantive right." 20 U.S.C. § 2072; Douglas v. NCNB Texas State Bank, 979 F.2d 1128, 1130 (5th Cir. 1992); Marsh v. First USA Bank, N.A., 103 F.Supp.2d 909, 923 (N.D.Tex. 2000).

371 F.Supp.2d 845, 850-51 (S.D.Tex. 2005). Accordingly, Plaintiffs have no standing to assert a claim on behalf of any Fund in which a Plaintiff is not a shareholder. See also Lewis v. Knutson, 699 F.2d 230, 237 (5th Cir. 1983).

2. Plaintiffs also lack standing to sue on behalf of any investors in any other mutual fund. The Court in American held (at pp. 2-3):

> Moreover, even if Plaintiffs could pursue some of their claims as direct claims, Plaintiffs have suffered no injury in fact through the ten funds in which they do not own shares. [citation omitted] Traditional standing analysis dictates that these ten nominal defendants should be dismissed because plaintiffs cannot recover from defendants who caused them no injury in fact. [citation omitted] Put another way, "a named plaintiff cannot acquire standing by bringing his action on behalf of others who suffered injury which would have afforded them standing had they been named plaintiffs; it bears repeating that a person cannot predicate standing on injury which he does not share. Standing cannot be acquired through the back door of a class action. [citations omitted].

Forsythe, 2006 WL 148935 at **12-13; Columbia, 2005 U.S. Dist. LEXIS 33439 at *28; Eaton Vance, 219 F.R.D. at 40-41; Nenni v. Dean Witter Reynolds, Inc., 1999 U.S. Dist. LEXIS 23351 at **5-6 (D.Mass. Sept. 29, 1999) (investor in four Funds lack standing to sue on behalf of a class of investors in 37 other Funds); Herman v. Steadman, 50 F.R.D. 488, 489-90 (S.D.N.Y. 1970) (in litigation contesting brokerage commissions and advisory fees, plaintiff lacked standing to represent shareholders of Funds in which he is not a shareholder, though all Funds had the same management). See also: Schaffner v. Chemical Bank, 339 F.Supp. 329, 337-38 (S.D.N.Y. 1972).

3. Finally, Plaintiffs' reliance on the "juridical link" doctrine for standing is misplaced (Opposition, p.28, n.38). "[T]he juridical links doctrine has no bearing on the issue of standing." Matte v. Sunshine Mobile Homes, Inc., 270 F.Supp.2d 805, 822 (W.D.La. 2003);

Franklin, 388 F.Supp.2d at 462. See also: Poppoola v. Mid-Individual Practice Assoc., Inc., 230 F.R.D. 424, 431-33 (D.Md. 2005).

Conclusion

The Second Consolidated Amended Complaint should be dismissed, with prejudice. See Eaton Vance, 403 F.Supp.2d 320 (motion for leave to file third amended complaint is denied); Columbia, 2005 U.S. Dist. LEXIS at *38 ("clerk is instructed to enter a Final Judgment for defendants"); Davis, 2005 WL 2509732.

Dated: February 28, 2006

Respectfully submitted,

POLLACK & KAMINSKY

by: s/ Daniel A. Pollack
Daniel A. Pollack, Esq.
Edward T. McDermott, Esq.
Anthony Zaccaria, Esq.
114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax: (212) 575-6560

MAYER, BROWN, ROWE & MAW LLP

by: s/ Charles Kelley
Charles Kelley, Esq.
700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax: (713) 632-1834

GIBBS & BRUNS, LLP

by: s/ Michael K. Oldham
Michael K. Oldham, Esq.
1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax: (713) 750-0903

Attorneys for Defendants
A I M Management Group Inc., INVESCO Funds Group Inc., A I M Advisors, Inc., A I M Distributors, Inc., INVESCO Distributors, Inc., Robert H. Graham and Mark H. Williamson

- and -

NICKENS KEETON LAWLESS FARRELL & FLACK LLP

by: s/ Paul D. Flack
Paul D. Flack, Esq.
600 Travis, Suite 7500
Houston, Texas 77002
Tel. (713) 571-9191
Fax: (713) 571-9652

Attorneys for Defendants
Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis Pennock, Ruth H. Quigley, Louis Sklar, Fred Deering, Victor Andrews, Bob Baker, Lawrence Budner, James Bunch, Gerald Lewis, John McIntyre and Larry Soll

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

RICHARD TIM BOYCE,	§	
	§	
Plaintiffs	§	
	§	
v.	§	C. A. NO. H-04-2587
	§	(CONSOLIDATED)
	§	
AIM MANAGEMENT GROUP, INC., et al.	§	
	§	
Defendants.	§	

Independent Trustees' Supplemental Reply in Support of Motion to Dismiss

The Independent Trustees (Defendants Bob R. Baker, James T. Bunch, Gerald J. Lewis, Larry Soll, Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth H. Quigley, Fred Deering, Victor Andrews, John McIntyre, Lawrence Budner, and Louis S. Sklar) have joined in the Reply Memorandum In Support Of Motion To Dismiss filed by all defendants. The Independent Trustees also file this supplement to address one additional point which is unique to the Independent Trustees.

The courts have consistently rejected Plaintiffs' attempt to transform fund trustees into "recipients" of contested advisory fee compensation (Opposition, p. 13, note 20). *See e.g. In re Goldman Sachs Mutual Funds Fee Litig.*, 2006 WL 126772 at **7-8 (S.D.N.Y. Jan. 17, 2006) (§36(b) claim against individual defendants dismissed because "... the Trustee/Officer defendants' compensation does not constitute receipt of payments for advisory services or Rule 12b-1 fees."); *In re Eaton Vance Mutual Funds Fee Litig.*, 380 F.Supp.2d 222, 237-38 (S.D.N.Y. 2005) (same); *In re AllianceBernstein Mutual Fund Fee Litig.*, 2005 WL 2677753 (S.D.N.Y. Oct. 19, 2005) at *6 (same), *reconsideration granted* 2006 WL 74439 (Jan. 11, 2006) (Court dismisses plaintiffs' remaining claim on defendants' motion for reconsideration); *In re American Mutual Funds Fee Litig*, CV 04-5593-GAF slip op. p. 5 (C.D.Cal., Dec. 16, 2005). *See also Jerozal v. Cash Reserve Mgmt., Inc.*, 1982 WL 1363 at *6 (S.D.N.Y., Aug. 10, 1982). The Complaint itself alleges that "the Investment Advisor Defendants ... paid [the Trustees] excessive salaries for their services as directors" (Cplt. para. 200) (not for services as investment advisor); Statement of Additional Information which describes the Fund "Investment Advisor" (AIM Advisors) and the Master Advisory Agreement between AIM and the Fund (Addendum A to Defendants' Motion to Dismiss).

Plaintiffs' cases are inapposite. In *Gartenberg v. Merrill Lynch*, 694 F.2d 923 (2d Cir. 1982), the trustees were not defendants. Moreover, Plaintiffs omit the language in *Halligan v. Standard & Poor's*, 434 F.Supp. 1082 (E.D.N.Y. 1977), which supports the Independent Trustees' motion: "[§ 36(b)] must be narrowly read to mean that only those who receive money paid by the investment company for investment advisory services may be held liable for breach of their fiduciary duty with respect to such payments." (*Id.* at 1085).

Dated: February 28, 2006

NICKENS KEETON LAWLESS FARRELL
& FLACK, LLP

Jacks C. Nickens (State Bar No. 15013800)
Paul D. Flack (State Bar No. 00786930)
600 Travis Street, Suite 7500
Houston, Texas 77002
Tel: (713) 571-9191
Fax: (713) 571-9652

Attorneys for Defendants
Bob R. Baker, James T. Bunch, Gerald J. Lewis, Frank S. Bayley, Bruce L. Crockett, Albert R. Dowden, Edward K. Dunn, Jr., Jack M. Fields, Carl Frischling, Prema Mathai-Davis, Lewis F. Pennock, Ruth Quigley, Louis S. Sklar, Fred Deering, Victor Andrews, John McIntyre, Lawrence Budner and Lawrence Soll

CERTIFICATE OF SERVICE

I hereby certify that on February 28, 2006, I electronically transmitted the foregoing document to the Clerk of Court using the ECF System for filing and Notice of Electronic Filing was transmitted to ECF registered counsel of record.

Paul D. Flack

The undersigned also certifies that on February 28, 2006, a true and correct copy of the foregoing document was served on the attorneys listed by facsimile transmission:

Stephen D. Susman
Steven J. Mitby
Susman Godfrey LLP
1000 Louisiana, Suite 5100
Houston, TX 77002
Fax: (713) 654-6666

Alan Schulman
Robert S. Gans
Timothy A. DeLange
Jerald D. Bien-Willner
12544 High Bluff Drive, Suite 150
San Diego, CA 92130
Fax: (858) 793-0323

Michael L. Oldham
Gibbs & Bruns, LLP
1100 Louisiana, Suite 5300
Houston, Texas 77002
Fax: (713) 750-0903
Moldham@Gibbs-Bruns.com

Jerome M. Congress
Janine L. Pollack
Michael R. Reese
Milberg Weiss Bershad & Schulman LLP
One Pennsylvania Plaza
New York, NY 10119
Fax: (212) 868-1229

Charles S. Kelley
Mayer Brown Rowe & Maw
700 Louisiana, Suite3600
Houston, Texas 77002
Fax: (713) 224-6410
ckelley@mayerbrownrowe.com

Daniel A. Pollack
Martin I. Kaminsky
Pollack & Kaminsky
114 West 47th Street, Suite 1900
New York, New York 10036
Fax: (212) 575-6560

Paul D. Flack